SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549


                                FORM 11-K


	[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934
		For the plan year ended December 31, 1997


		or


	[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934
		For the transition period from ______ to _______

Commission File Number: 0-6645

		A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           THE MANITOWOC COMPANY, INC. DEFERRED
                                      COMPENSATION PLAN

		B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

                             THE MANITOWOC COMPANY, INC.
                                 500 So. 16th Street
                                 Manitowoc, WI 54220



                     There are no exhibits to this document.



                                REQUIRED INFORMATION

The following financial statements of The Manitowoc Company, Inc. Deferred Compensation Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.


The Manitowoc Company, Inc. Deferred Compensation Plan
Financial Statements for the Period Ending December 31,

                                                      1997                 1996
                                                      ----                 ----

        Cash & Equivalents                   $      3,377.96         $     2,566.17
        Contribution Receivable                   211,224.96             652,592.57
        Investment in Company Stock             4,371,737.50           2,621,848.50
        Investment in Balanced Fund             3,125,829.26           1,702,728.64
                                                ------------           ------------
	  Assets Available for Plan
           Benefits                            $7,712,169.68          $4,979,735.88
                                                ============           ============

	Change in Assets Available for
	Plan Benefits
        Opening Balance                        $4,979,735.88          $2,036,397.51
        Interest Income                           371,170.54              76,348.47
        Dividend Income                            56,986.82              37,227.37
        Employee Contributions                  2,177,444.49           1,167,096.39
        Employer Contributions                    135,132.08             665,864.79
        Benefit Payments                         (184,003.64)           (231,644.33)
        Fees                                      (16,078.23)             (9,362.59)
        Realized Gain (Loss)                        1,227.70               1,181.97
        Unrealized Gain/(Loss)                    190,554.04           1,236,626.30
                                                ------------           ------------
	   Ending Balance of Assets Available
           for Plan Benefits                   $7,712,169.68          $4,979,735.88
                                                ============           ============



                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator, who administers the Plan, has duly caused this Annual Report to be signed on its behalf be the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on this 30th day of June, 1998.

					THE MANITOWOC COMPANY, INC.
					DEFERRED COMPENSATION PLAN




                                   					   /s/   Philip Keener
                                           -------------------
                                            Philip Keener



6-25-98
11kdc97